UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2016

OR

☐

Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________________ to ____________________

Commission file number 001-16767

A.

Full title of the plan and the address of the plan, if different from that of the issuer named below:

401(k) Plan as Adopted by Westfield Bank

B.

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Western New England Bancorp, Inc.

141 Elm Street

Westfield, MA 01085

401(k) Plan as Adopted by Westfield Bank

E.I.N. 04-3305700	Plan Number 002

Financial Statements and Supplemental Schedule for

the Years Ended December 31, 2016 and 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee

Western New England Bancorp, Inc.

Westfield, Massachusetts

We have audited the accompanying statements of net assets available for benefits of the 401(k) Plan as Adopted by Westfield Bank (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the 401(k) Plan as Adopted by Westfield Bank as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements the Plan adopted Accounting Standards Update (“ASU”) 2015-07, Fair Value Measurement (Topic 820) Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent) and ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient in the December 31, 2016 financial statements and has applied the accounting change related to these two new ASU’s by applying them retrospectively to the December 31, 2015 financial statements. Our opinion is not modified with respect to this matter.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Wolf & Company, P.C.

Boston, Massachusetts

June 29, 2017

1

401(k) Plan as Adopted by Westfield Bank

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2016 and 2015

	2016	2015

ASSETS

Investments:
Investments at fair value	$14,250,666	$12,532,847

Notes receivable from participants	453,542	421,447
Net assets available for benefits	$14,704,208	$12,954,294

See notes to financial statements

2

401(k) Plan as Adopted by Westfield Bank

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2016 and 2015

	2016	2015

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$901,724	$18,272
Interest and dividends	23,183	23,993
Total investment income	924,907	42,265

Interest income on notes receivable from participants	18,980	17,463

Contributions:
Participant	734,581	715,696
Employer	234,600	224,183
Rollovers	233,813	65,717
Total contributions	1,202,994	1,005,596

Total additions	2,146,881	1,065,324

Deductions from net assets attributed to:
Benefits paid to participants	390,471	1,669,915
Administrative expenses	6,496	6,173

Total deductions	396,967	1,676,088

Net increase (decrease)	1,749,914	(610,764)

Net assets available for benefits:

Beginning of the year	12,954,294	13,565,058

End of the year	$14,704,208	$12,954,294

See notes to financial statements

3

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

1.

DESCRIPTION OF THE PLAN

The following description of the 401(k) Plan as Adopted by Westfield Bank (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all salaried and hourly employees of Westfield Bank and subsidiaries and affiliates (the “Plan Sponsor” or the “Company”) who have at least three consecutive months of service and have attained age 21 or older. An officer of the Plan Sponsor serves as the Plan Administrator. Delaware Charter Guarantee and Trust Company d/b/a Principal Trust Company, a member of the Principal Financial Group, is the custodian of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute up to 75 percent of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. The Company makes a matching contribution of 50 percent of the first 6 percent of compensation that a participant contributes to the Plan. In addition to employer matching contributions, the Company may make optional contributions for any Plan year, at its discretion. No discretionary contributions were made for the years ended December 31, 2016 and 2015. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

DESCRIPTION OF THE PLAN (Continued)

Investments

Participants direct the investment of their contributions into investment options offered by the Plan which include selected pooled separate accounts of The Principal Life Insurance Company (the Insurance Company), common shares of Western New England Bancorp, Inc. (the parent company of Westfield Bank), a stable value fund and a mutual fund. Company contributions are invested in each participant’s account according to the participant’s selected allocation. Participants may change or transfer their investment options at any time via an automated telephone system or the custodian’s website.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Bank’s contribution portion of their accounts plus earnings thereon is based on continuous years of credited service. A participant is 100% vested after three years of credited service.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000. The maximum principal amount of any loan shall not exceed the lesser of (a) 50 percent of the vested balance of the borrower’s interest in the Plan determined immediately after the origination of the loan or (b) $50,000, reduced by the excess, if any, of the highest outstanding principal balance of loans from the Plan to the borrower during the one-year period ending on the day before the date of the new loan, over the outstanding balance of loans as of the date of the new loan.

Loan transactions are treated as transfers between the investment fund and the loan fund. Loan terms range from one to five years, or as determined by the Plan Administrator for the purchase of a primary residence. These loans are subject to the terms and conditions of the Plan’s loan program and Plan Administrator approval. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates on similar types of loans at the time funds are borrowed as determined by the Plan Administrator. The interest rate on all outstanding loans ranged from 4.25% to 4.50% at December 31, 2016.

5

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

DESCRIPTION OF THE PLAN (Concluded)

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or in certain cases, annual installments over a period of not more than the participant’s assumed life expectancy. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts

Forfeited nonvested amounts are first used to pay administrative expenses then to reduce future employer contributions. Forfeited nonvested balances were $433 and $2,231 for the years ended December 31, 2016 and 2015, respectively.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor as provided by the Plan document. Fees paid by the Plan to the custodian for administrative services were $6,496 and $6,173 for the years ended December 31, 2016 and 2015, respectively.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Estimates are principally used in the determination of the fair value of investments. Actual results could differ from those estimates.

6

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. The Plan Administrator determines the Plan’s valuation policies utilizing information provided by the Custodian and the Insurance Company. See note 9 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Net appreciation or depreciation in the fair value of investments includes both realized and unrealized gains and losses. Gains and losses on investments sold are calculated using the average cost method and are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Excess Contributions Payable

The Plan is required to return contributions received during the Plan year in excess of the IRC limitations. There were no excess contributions for the years ended December 31, 2016 and 2015.

Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2016 and 2015.

7

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07, Fair Value Measurement (Topic 820) Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent) which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share as the practical expedient. Under the new guidance, investments measured at net asset value (“NAV”), as a practical expedient for fair value, are excluded from the fair value hierarchy. Removing investments measured at the practical expedient from the fair value hierarchy is intended to eliminate diversity in practice that currently exists with respect to the categorization of these investments. The only criterion for categorizing investments in the fair value hierarchy will be the observability of the inputs. The ASU has been adopted by the Plan in the year ended December 31, 2016 and has been applied retrospectively.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. Parts I and II of the ASU have been adopted by the Plan in the year ended December 31, 2016 and have been applied retrospectively.

The effect of adopting these two ASU’s is that the Plan’s pooled separate accounts and stable value fund are valued at fair value using NAV as the practical expedient. The investments have been removed from the fair value hierarchy. The Plan has also simplified the disclosures regarding the aggregation of investments.

Reclassification

Certain amounts have been reclassified in the 2015 financial statements to conform to the 2016 presentation.

8

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

3.

INVESTMENTS

The following is a summary of the Plan’s investments at December 31, 2016 and 2015:

	2016	2015

Principal Life Insurance Company pooled separate accounts	$11,056,097	$9,893,235
Stable value fund	1,677,044	1,292,937
Common stock of Western New England Bancorp, Inc.	1,068,227	949,524
Mutual fund	449,298	397,151
Total investments	$14,250,666	$12,532,847

4.

PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

5.

FEDERAL INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service, dated September 2, 2011, stating that the Plan, as designed, is in compliance with the applicable requirements of the IRC. The Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal and state tax authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2013.

9

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

6.

TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan has investments in the common stock of Western New England Bancorp, Inc., and pooled separate accounts and the stable value fund managed by members of the Principal Financial Group. Western New England Bancorp, Inc. is the holding company for Westfield Bank, a federally-chartered savings bank located in western Massachusetts and Plan Sponsor. Principal Trust Company is also the custodian of the Plan and therefore these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the custodian for loan administration and other administrative services were $6,496 and $6,173 for the years ended December 31, 2016 and 2015, respectively. Fees paid for investment management services are included as a reduction of the return earned by each investment managed by members of the Principal Financial Group.

7.

RISKS AND UNCERTAINTIES

The Plan invests in a variety of investment vehicles and has concentrations in the stock of Western New England Bancorp, Inc., the Principal Stable Value Fund and pooled separate accounts managed by Principal Life Insurance Company. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk factors in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

10

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

8.

RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Forms 5500 at December 31, 2016 and 2015:

	2016	2015
Net assets available for benefits as reported in the statements of net assets available for benefits	$14,704,208	$12,954,294
Adjustment from contract value to fair value for interest relating to fully benefit-responsive investment contracts	540	3,407
Net assets per Form 5500	$14,704,748	$12,957,701

The following is a reconciliation of the net increase in net assets per the financial statements to Form 5500 for the year ended December 31, 2016:

Net increase in net assets per the statement of changes in net assets available for benefits	$1,749,914
Adjustment from fair value to contract value for interest relating to fully benefit-responsive investment contracts	(2,867)
Net increase per Form 5500	$1,747,047

9.

FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

11

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

FAIR VALUE MEASUREMENTS (Continued)

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using unobservable inputs to pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

In certain cases, inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The Plan recognizes transfers between levels as of the end of the reporting period as if the transfers occurred on the last day of the reporting period. There were no transfers during 2016 and 2015.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016.

The common stock of Western New England Bancorp, Inc. is valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value and transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Pooled separate accounts and the stable value fund are valued at the NAV of units held by the Plan at year end. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it was determined to be probable that the funds will sell the underlying investments for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

12

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

FAIR VALUE MEASUREMENTS (Continued)

Investments at Fair Value on a Recurring Basis

The following tables summarize the valuation of the Plan’s investments by the fair value hierarchy levels as of December 31, 2016 and 2015, respectively:

	2016
	Level 1	Level 2	Level 3	Total

Common stock of Western New England Bancorp, Inc.	$1,068,227	$—	$—	$1,068,227
Mutual funds	449,298	—	—	449,298
Total assets in the fair value hierarchy	$1,517,525	$—	$—	1,517,525
Investments measured at net asset value (a)				12,733,141
Investments at fair value				$14,250,666

	2015
	Level 1	Level 2	Level 3	Total

Common stock of Western New England Bancorp, Inc.	$949,524	$—	$—	$949,524
Mutual funds	397,151	—	—	397,151
Total assets in the fair value hierarchy	$1,346,675	$—	$—	1,346,675
Investments measured at net asset value (a)				11,186,172
Investments at fair value				$12,532,847

(a)

In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits and notes to the financial statements.

13

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

FAIR VALUE MEASUREMENTS (Concluded)

There were no assets or liabilities measured at fair value on a non-recurring basis at December 31, 2016 or 2015. There were no liabilities measured at fair value on a recurring basis at December 31, 2016 or 2015.

Investments Measured Using the Net Asset Value per Share Practical Expedient

The following table summarizes the valuation of the Plan’s investments by fair value hierarchy levels at December 31, 2016 and 2015:

	2016
	Fair Value	Unfunded Commitments	Redemption Frequency (if Currently Eligible)	Redemption Notice Period

Pooled separate accounts	$11,056,097	n/a	Daily	1 day
Stable value fund	1,677,044	n/a	Daily	1 day

	2015
	Fair Value	Unfunded Commitments	Redemption Frequency (if Currently Eligible)	Redemption Notice Period

Pooled separate accounts	$9,893,235	n/a	Daily	1 day
Stable value fund	1,292,937	n/a	Daily	1 day

14

401(k) Plan as Adopted by Westfield Bank

SCHEDULE H, LINE 4i - Schedule of Assets (held at end of year)

As of December 31, 2016

(a)	(b)	(c)
Identity of Issuer, Borrower, Lessor, or Similar Party	Investment Description	Current Value

*Western New England Bancorp, Inc. Common Stock	$1,068,227
PIMCO Total Return R Fund – Mutual Fund	449,298
*Principal Stable Value Fund	1,677,044
*Pooled Accounts of Principal Life Insurance Company:
Core Plus Bond Separate Account	397,980
Principal Lifetime 2010 Separate Account	104,794
Principal Lifetime 2015 Separate Account	137,639
Principal Lifetime 2020 Separate Account	836,390
Principal Lifetime 2025 Separate Account	183,922
Principal Lifetime 2030 Separate Account	1,328,396
Principal Lifetime 2035 Separate Account	45,475
Principal Lifetime 2040 Separate Account	1,085,415
Principal Lifetime 2045 Separate Account	71,888
Principal Lifetime 2050 Separate Account	269,143
Principal Lifetime 2055 Separate Account	100,625
Principal Lifetime 2060 Separate Account	7,567
Principal Lifetime Strategic Inc. Separate Account	26,123
Principal Small Capital S&P 600 Index Separate Account	358,290
Principal Mid Cap S&P 400 Index Separate Account	661,417
Principal Large Capital S&P 500 Index Separate Account	1,196,205
Principal Diversified International Separate Account	667,815
Principal Small Cap Value II Separate Account	254,422
Principal Mid Cap Value I Separate Account	483,643
Principal Mid Cap Growth III Separate Account	396,111
Principal Large Capital Growth Separate Account	542,768
Principal Capital Appreciation Separate Account	644,312
Principal Large Cap Value III Separate Account	709,821
Principal Small Cap Growth I Separate Account	545,936
Investments at Fair Value	14,250,666

*Notes receivable from participants (4.25% - 4.50%)	453,542

Total assets held for investment purposes	$14,704,208

* Indicates party-in-interest to the Plan.

There were no investment assets which were both acquired and disposed of during the Plan year.

15

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

401(K) Plan as Adopted by Westfield Bank

Dated: June 29, 2017	By:	/s/ Guida R. Sajdak
Guida R. Sajdak
Chief Financial Officer

EXHIBITS

Exhibit Number	Description of Exhibit

23.1	Consent of Wolf & Company, P.C., Independent Registered Public Accounting Firm